Amendment No. 2 to
                                                       SEC File No.70-9629

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07960

              (Name of company filing this statement and addresses
                         of principal executive offices)

                                    GPU, INC.
                                ---------------

          (Name of top registered holding company parent of applicants)

T. G. Howson,                             Douglas E. Davidson, Esq.
Vice President and Treasurer              Thelen Reid & Priest LLP
S. L. Guibord, Secretary                  40 West 57th Street
GPU Service, Inc.                         New York, New York 10019
300 Madison Avenue
Morristown, New Jersey  07960


M. J. Connolly
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07960



                   (Names and addresses of agents for service)

     GPU hereby amends its Application on Form U-1, docketed in SEC File No. 70-9629, as follows:

1.    By amending Item 2 thereof in its entirety as follows:

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

            The estimated fees, commissions and expenses expected to be incurred in connection with the proposed transactions will be as follows:

            Legal Fees and Expenses

                  Thelen Reid & Priest LLP                        $15,000
                  Ryan, Russell, Ogden & Seltzer LLP              $ 1,000

            Miscellaneous                                         $ 2,500
                                                                    =====

                        Total                                     $18,500


2.    By filing the following exhibits thereto:

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         (a)   Exhibits:

               A(1)  -  Certificate of Incorporation of UMICO Holdings, Inc.

               A(2)  -  By-Laws of UMICO Holdings, Inc.

               B     -  Form of Subscription Agreement for UMICO Holdings, Inc.

               F(1)  -  Opinion of Thelen Reid & Priest LLP.

               F(2)  -  Opinion of Ryan, Russell, Ogden & Seltzer LLP.

                                    SIGNATURE
                                    ---------

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       GPU, INC.


                                       By: /s/ T. G. Howson
                                           ----------------
                                            T. G. Howson,
                                            Vice President and Treasurer



Date:  May 17, 2000



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